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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X    Form 40-F
                                  -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No    X
                                -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CONVERIUM HOLDING AG




                              By: /s/ Dirk Lohmann
                                  Name:    Dirk Lohmann
                                  Title:   CEO




                              By:  /s/ Christian Felderer
                                   Name:   Christian Felderer
                                   Title:  Group General Counsel



Date:  October 3, 2003

Converium Holding AG: Repurchase of shares for Employee Participation Plans

Converium Holding AG has repurchased 37'650 shares in the period of July 1 through September 30, 2003 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Converium Holding AG will continue its repurchases of own stock in order to fulfil its share delivery obligations under the various Employee Participation Plans.